            March 21, 2007

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	First Bancorp of Indiana, Inc.
Form 10-KSB for the Fiscal Year Ended June 30, 2006
Filed September 28, 2006
Forms 10-QSB for Fiscal Quarters Ended
September 30, 2006 and December 31, 2006
File Number: 000-29814

Ladies and Gentlemen:

In your letter dated March 6, 2007, you requested that we provide your office a comprehensive analysis explaining how we concluded that our periodic provisions for and balances of our allowance for loan losses were adequate for each of the two most recent fiscal years. Your request contained several bulleted items to which you wanted this company to respond. Below you will find each of the bulleted items italicized followed by our response.

•
Tell us the amount of consumer loan charge-offs recognized in each period and how these charge-offs are reflected in your determination of the provision for loan loss and the adequacy of your allowance for loan loss.

Consumer loan net charge-offs totaled $228,000 in fiscal 2006 and $329,000 the preceding fiscal year. Through the first half of fiscal 2007, net charge-offs of $64,000 have been realized. Net charge-offs by quarter for the past ten quarters are shown in the following table.

	1ST Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
FY 2007	$20,000	$44,000			$64,000
FY 2006	$85,000	$86,000	$26,000	$31,000	$228,000
FY 2005	$183,000	$42,000	$65,000	$39,000	$329,000

The loss factor applied to the consumer loan portfolio, which consists almost entirely of automobile loans, is based on the Company’s historical loss experience. Accordingly, the consumer loan charge-offs are reflected in the determination of the adequacy of the allowance through the adjustments to the loss factor used to establish the allowance. The charge-offs are indirectly reflected in the provision for loan losses to the extent that the amount of the provision is determined by the amount necessary to bring the allowance to a level determined by management to be adequate.

•
Tell us how you determined that an increase of the allowance for loan losses of $20,000 from June 30, 2005 to June 30, 2006 is representative of incurred and inherent losses in your consumer loan portfolio.

The adequacy of the consumer loan component of the allowance for loan losses is evaluated at the end of each quarter. Because of our wealth of experience originating (more than $300 million over the past five years) and servicing consumer loans, we are able to determine reliable loss factors for this homogenous portfolio. These annual loss factors, which are recalculated at the beginning of the calendar year based on a rolling three years of historical loss information, are the primary elements in the adequacy determination.

As discussed on pages 32 and 33 of the most recent Form 10-KSB, a $254,000 reduction in the allowance for loan losses attributable to the consumer portfolio occurred in 2005 associated with the securitization transaction and was recognized through the provision for loan losses. Since that time, as your letter correctly noted, the consumer portfolio grew to $71.9 million at June 30, 2006, from $49.7 million a year earlier. During the same period, the loss factor improved to 39.9 basis points from 47.7 basis points. The large decrease in the loss factor is due to rolling off calendar year 2002 charge-offs. So, while the portfolio increased since the securitization transaction, the loss history has improved significantly. Since the historical loss factor is the primary driver of the allowance requirement for this homogenous pool, the allowance attributable to the consumer loan portfolio appropriately did not increase at the same rate as the loan portfolio itself. The decrease in the loss factor is consistent with our decreasing charge-offs as discussed in the first bullet point.

•
Tell us how your allowance for loan loss methodology incorporates the increased risk relating to financing used car loans in addition to your change in accounting for delinquent loans relating to borrowers filing for Chapter 13 bankruptcy protection.

Used automobile loans have consistently accounted for a significant share of the consumer loan portfolio. Consequently, our empirical loss information does reflect any risk differential between new and used automobile loans. Furthermore, because ours is a “prime” program, our loss experience for used vehicle loans hasn’t differed materially from new vehicle credits.

During the quarter ended September 30, 2004, the company began charging off the unpaid balance of auto loans delinquent 180 days or more for loans to borrowers who have filed for Chapter 13 bankruptcy protection. Payments received from the bankruptcy trustees are then treated as recoveries. Since the entire loan is charged-off at 180 days delinquent, the loss factors would be inflated initially. However, recoveries and the use of the rolling average minimize any material overstatement of the loss factor.

•
Tell us your process for monitoring consumer loans subsequent to the approval and origination. We only note disclosure on page 9 that you approve loan applications through the use of “Origenate,” an automated underwriting program which determines if an application will be approved.

Consumer loans are underwritten and approved by the Consumer Loan Department. Subsequent to approval and origination, the loans are set up and monitored by the Loan Operations Department. This department includes a four person Collections Department. The Collections Department uses an automated collections system that tracks delinquencies, contacts, and payment promises. Progressive collection procedures are followed.

Any consumer loan that becomes 60 days or more delinquent or loans to borrowers filing for bankruptcy protection are reported monthly to a committee of senior managers including the president, chief financial officer, and chief operating officer. Once a loan becomes delinquent 90 days or more, that portion of the loan supported by the estimated value of the collateral is classified substandard and the remainder is classified loss. A loan for which a bankruptcy notification is received is similarly classified and remains so classified until the borrower demonstrates a satisfactory six-month post-bankruptcy payment history.

•
Describe how you considered payment history of the portfolio or similar loans as a whole, the seasoning of individual or grouped loans, industry metrics produced by others or other reliable information used a s component or basis in determining the timing and adequacy of periodic provisions and ending allowance balances.

As discussed above, First Federal Savings Bank (First Federal), the Company’s subsidiary financial institution, has originated and serviced over $300 million of consumer loans over the past five years. Therefore, the bank has been able to compile reliable empirical loss data specific to its program rather than relying on generic industry metrics.

•
Tell us the factors you consider in determining to sell consumer loans rather than retain them in your portfolio. We note disclosure on page 9 that you benefit from higher yields earned on consumer loans and that the shorter duration improves your interest rate risk position. We also note, however, that in 2005 you securitized and sold approximately $50.8M in automobile loans, which resulted in a loss of $160,000.

As a federally-chartered thrift institution, First Federal may not have indirect consumer loans exceeding 30 percent of total assets pursuant to 12 CFR §560.30. The securitization was necessary to enable First Federal to remain compliant with this regulation. Although the Company does not originate consumer loans for sale, it has on occasion made the decision to sell consumer loans to various unrelated financial institutions based on liquidity needs or portfolio limits. Loans generally are selected and sold within the same month or quarter.

In connection with this response, First Bancorp acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, the SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing, and First Bancorp may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (812) 492-8231.

Sincerely,

/s/ George J. Smith
George J. Smith
Chief Financial Officer